Filed Pursuant to Rule 424(b)(7)
Registration No. 333-141886

PROSPECTUS SUPPLEMENT NO. 3

(TO PROSPECTUS DATED April 30, 2007)

MAGMA DESIGN AUTOMATION, INC.

$49,939,000

2.00% Convertible Senior Notes due May 15, 2010

and the Shares of Common Stock issuable upon conversion of the Notes

This prospectus supplement relates to $49,939,000 aggregate principal amount of our 2.00% Convertible Senior Notes due May 15, 2010 (the “Notes”) and the shares of our Common Stock, par value $0.0001 per share (the “Common Stock”), which are issuable upon conversion of the Notes.

This prospectus supplement should be read in conjunction with the prospectus dated April 30, 2007, which is to be delivered with this prospectus supplement. All terms used but not defined in this prospectus supplement shall have the meanings given them in the accompanying prospectus.

Our Common Stock is quoted on the Nasdaq Global Market under the symbol “LAVA.” The last reported price of our Common Stock on June 20, 2007 was $14.82 per share.

Investing in the Notes and the shares of Common Stock issuable upon conversion of the Notes involves substantial risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus dated April 30, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 21, 2007.

SELLING SECURITYHOLDERS

The information in the table appearing under the heading “Selling Securityholders” in the accompanying prospectus is amended by the addition of the information appearing in the table below.

Name of beneficial owner(1)	Principal amount of notes beneficially owned that may be sold	Percentage of notes outstanding	Shares of common stock that may be sold(2)	Percentage of common stock outstanding(3)
Piper Jaffray & Co.(4)	$10,000,000	20.02%	666,666	1.70%

(1)	Information concerning other selling holders of the Notes will be set forth in prospectus supplements from time to time, if required.
(2)	The numbers in this column assume the Notes held by each beneficial owner are converted to shares of our Common Stock (and not cash) at the current conversion price of $15.00 per share. However, this conversion price is subject to adjustment as described under “Description of the Notes-Conversion of Notes.” As a result, the amount of Common Stock issuable upon conversion of the Notes in the future may increase or decrease.
(3)	Assumes that any other holders of the Notes or any future transferee from any holder does not beneficially own any Common Stock other than the Common Stock into which the Notes are convertible at the conversion price of $15.00 per share.
(4)	This selling securityholder is a broker-dealer that acquired the Notes in connection with market-making activities.

The selling securityholders listed above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Notes since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements if and when necessary.

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